SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. _________)*

Response Genetics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

761230105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761230105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kathleen Danenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 567,826
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 567,826
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,826
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 761230105	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Response Genetics, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1640 Marengo Street, Los Angeles, CA 90033

Item 2(a).	Name of Person Filing:

Kathleen Danenberg

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1640 Marengo Street, Los Angeles, CA 90033

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

761230105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP NO. 761230105	13G	Page 4 of 5 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.	Ownership

(a)	Amount beneficially owned: 567,826

Includes of 426,108 shares of common stock jointly owned by Ms. Danenberg and her husband, Peter Danenberg. Includes 141,718 shares of common stock issuable upon the exercise of options within 60 days of December 31, 2007. Does not include 70,859 shares of common stock issuable upon the exercise of options, none of which are exercisable within 60 days of December 31, 2007.

(b)	Percent of class: 5.47%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 567,826

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 567,826

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item8.	Identification and Classification of Members of the Group

N/A

Item9.	Notice of Dissolution of Group

N/A

Item10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 761230105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2008	/s/ Kathleen Danenberg
Kathleen Danenberg